Exhibit 4.1

AMENDMENT NO. 1 TO COPSYNC, INC.’s 2009 LONG-TERM INCENTIVE PLAN

Article 2.15(b) is hereby amended and restated as follows:

“(b) if the shares of Common Stock are Publicly Traded and (i) if the shares of Common Stock are listed on any established national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if the shares of Common Stock are not so listed but are quoted on the Nasdaq Stock Market or the “over-the-counter” market, the closing sales price per share of Common Stock on the Nasdaq Stock Market or the “over-the-counter” market, as applicable, on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, or  (iii) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by Nasdaq, or, if not reported by Nasdaq, by the Financial Industry Regulatory Authority, Inc. For purposes of this Plan, the Common Stock is “Publicly Traded” if the Common Stock subjects the Company to periodic reporting requirements of Sections 12(g) or 15(d) of the 1934 Act.”

AMENDMENT NO. 2 TO COPSYNC, INC’S 2009 LONG-TERM INCENTIVE PLAN

Article 5.1 is hereby amended and restated as follows:

“Number of Available Awards. Subject to adjustment as provided in Articles 11 and 12, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is 20,000,000 shares, 100% of which may be delivered pursuant to Incentive Stock Options. Of the additional 10,000,000 Common Stock shares authorized by this amendment, no participant may be granted Options for more than 2,000,000 shares of Common Stock in the aggregate during the term of the Plan. Options that expire, lapse, or are cancelled or forfeited nonetheless continue to count against the 2,000,000 share limit. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.”

AMENDMENT NO.  3 TO COPSYNC, INC’S 2009 LONG-TERM INCENTIVE PLAN

Article 6.1 is hereby amended by adding the following section:

“(d) Subject to the conditions in (a)-(c), an outside Board member shall be awarded a 50,000 automatic option grant upon his or her initial election or appointment, in addition to an annual 60,000 option of the first business day of each year, provided he or she has served on the Board at least six months.”

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I hereby certify that the Board of Directors of COPsync, Inc. duly adopted these Amendments on December 16, 2014. I hereby certify that the stockholders of COPsync, Inc., collectively representing more than a majority of the voting power of the Company’s Common Stock, duly adopted these Amendments on the February 9, 2015.

Executed this 9th day of February, 2015.

COPSYNC, INC.

/s/ Ronald A. Woessner
Ronald A. Woessner
Chief Executive Officer